                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                               AMENDMENT NO. 6 TO
                                   SCHEDULE TO
                                 (Rule 14d-100)

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               Acuson Corporation
                       (Name of Subject Company (Issuer))


                             Sigma Acquisition Corp.
                          a wholly-owned subsidiary of
                               Siemens Corporation
                     an indirect wholly-owned subsidiary of
                           Siemens Aktiengesellschaft
                      (Names of Filing Persons (Offerors))

                         Common Stock, $0.0001 par value
                         (Title of Class of Securities)

                                    005113105
                      (CUSIP Number of class of securities)

                                 Kevin M. Royer
                               Siemens Corporation
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 258-4000
        (Name, Address and Telephone No. of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                 with a copy to:
                               John A. Healy, Esq.
                       Clifford Chance Rogers & Wells LLP
                                200 Park Avenue,
                            New York, New York 10166
                                 (212) 878-8000
                            -------------------------

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
     Transaction Valuation                            Amount of Filing Fee
          $812,694,742                                     $162,539*
--------------------------------------------------------------------------------

    * Previously paid.


   |_| Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

       |X|    third-party tender offer subject to Rule 14d-1.
       |_|    issuer tender offer subject to Rule 13e-4.
       |_|    going-private transaction subject to Rule 13e-3.
       |_|    amendment to Schedule 13D under Rule 13d-2.


     Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

                         AMENDMENT NO. 6 TO SCHEDULE TO

     This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the "Commission") on October 5, 2000, as amended by Amendment No. 1 filed with the Commission on October 12, 2000, Amendment No. 2 filed with the Commission on October 13, 2000, Amendment No. 3 filed with the Commission on October 19, 2000, Amendment No. 4 filed with the Commission on October 20, 2000 and Amendment No. 5 filed with the Commission on November 2, 2000 (the "Schedule TO"), relating to the offer by Sigma Acquisition Corp., a Delaware corporation ("Purchaser"), which is a wholly-owned subsidiary of Siemens Corporation, a Delaware corporation ("Parent"), which is an indirect wholly-owned subsidiary of Siemens Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany ("Siemens AG"), to purchase all of the outstanding shares of common stock, par value $0.0001 per share ("Common Stock"), of Acuson Corporation, a Delaware corporation (the "Company"), together with the associated rights to purchase shares of series A preferred stock ("Rights") issued pursuant to the Amended and Restated Rights Agreement, dated as of November 5, 1998, between the Company and Fleet National Bank (f/k/a BankBoston, N.A.), as amended (the Common Stock and the Rights together being referred to herein as the "Shares"), at a price of $23.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 5, 2000 (the "Offer to Purchase"), a copy of which was attached as Exhibit (a)(1) to the Schedule TO, and in the related Letter of Transmittal, a copy of which was attached to the Schedule TO as Exhibit (a)(2).

Schedule TO

     The Schedule TO is hereby supplemented and/or amended as provided below.

Item 8.  Interests in Securities of the Subject Company.

     Item 8 of the Schedule TO is amended by adding the following:

            At 12:00 midnight, New York City time, on Thursday, November 2, 2000, the tender offer expired. Based on a preliminary count, approximately 26,026,474 Shares were tendered and not withdrawn pursuant to the Offer, of which 701,744 were tendered pursuant to notices of guaranteed delivery. Such Shares constituted approximately 93.3% of the outstanding Shares. On November 3, 2000, all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment.

            Under the terms of the merger agreement, Siemens will complete its acquisition of the Company by effecting a "short form" merger under Delaware law, in which the remaining Shares will be converted into the right to receive $23 net per share in cash. The merger is expected to be completed within the next few days.

            A copy of a press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit
     (a)(11).


Item 12.  Exhibits.

     Item 12 of the Schedule TO is amended by adding the following:

            (a)(11) Press release issued by Siemens AG, dated November 3, 2000, announcing the expiration of the tender offer.



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

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2000                  Sigma Acquisition Corp.

                                        /s/ Michael W. Schiefen
                                        ---------------------------------------
                                        Name:  Michael W. Schiefen
                                        Title: President

                                        /s/ E. Robert Lupone
                                        ---------------------------------------
                                        Name:  E. Robert Lupone
                                        Title: Vice President

                                        Siemens Corporation

                                        /s/ Michael W. Schiefen
                                        ---------------------------------------
                                        Name:  Michael W. Schiefen
                                        Title: Vice President-Corporate
                                                 Development

                                        /s/ E. Robert Lupone
                                        ---------------------------------------
                                        Name:  E. Robert Lupone
                                        Title: Senior Vice President, General
                                               Counsel and Secretary

                                        Siemens Aktiengesellschaft

                                        /s/ Erich Reinhardt
                                        ---------------------------------------
                                        Name:  Erich Reinhardt
                                        Title: Chief Executive Officer and Group
                                               President, Medical Engineering
                                               Division of Siemens

                                        /s/ Goetz Steinhardt
                                        ---------------------------------------
                                        Name:  Goetz Steinhardt
                                        Title: Corporate Vice President, Medical
                                               Engineering Division of Siemens





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